UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: September 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

Maxeon’s Chief Executive Officer to Step Down

On September 8, 2022, Maxeon Solar Technologies, Ltd. (the “Company”) issued a press release announcing that Jeff Waters will step down as the Company’s Chief Executive Officer (“CEO”) and member of its board of directors (the “Board”), and Chief Revenue Officer, Mark Babcock, has been appointed interim CEO, effective September 15, 2022. A copy of the press release is filed herewith as Exhibit 99.1.

In compliance with Section 168 of the Companies Act 1967 of Singapore, the Company discloses that in connection with his stepping down as the Company’s CEO and member of the Board and in accordance with his employment agreement, the Company will provide Mr. Waters the following:

a.a lump sum payment of $600,000 reflecting his annual base salary,
b.a lump sum payment of $24,000 for health insurance coverage, and
c.acceleration of 166,346 restrictive stock units ("RSUs") reflecting RSUs that vest within one year following his last date of employment, which at yesterday's closing stock price are valued at $3,529,862.

The aggregate value of the compensation described in clauses a through c above, does not exceed the total emoluments paid to Waters during 2021.

Incorporation by Reference

The information contained in this report is hereby incorporate by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 8, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release dated September 8, 2022